UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PROTECTIVE INSURANCE CORPORATION

(Name of Issuer)

Class A Common Stock, No Par Value

(Title of Class of Securities)

74368L104

(CUSIP Number)

Richard A. Denmon, Esq.

Carlton Fields, P.A.

Corporate Center Three

4221 W. Boy Scout Boulevard

Tampa, Florida 33607

Phone: (813) 223-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74368L104	Page 2 of 13 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,310(1)
	8	SHARED VOTING POWER 26,094(1)
	9	SOLE DISPOSITIVE POWER 123,310(1)
	10	SHARED DISPOSITIVE POWER 26,094(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,404(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.73%(1)(2)(3)
14		TYPE OF REPORTING PERSON IN

_______________

(1) Does not include beneficial ownership of 41,919 shares of the Issuer’s Class B Common Stock, no par value (“Class B Stock”), held by Vincent J. Dowling, Jr. because such shares are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 (“Exchange Act”) and are not subject to the reporting requirements of Rule 13d-1(a).

(2) Includes 26,094 shares of the Issuer’s Class A common stock, no par value per share (“Class A Common Stock”), held by IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account over which the reporting person has shared voting and dispositive control.

(3) The percentage is based on 2,603,350 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2019 and March 1, 2020, as set forth in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019. The reporting person owns less than 1% of the outstanding Class B Stock

SCHEDULE 13D

CUSIP No. 74368L104	Page 3 of 13 pages

1		NAME OF REPORTING PERSON IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,094(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,094(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,094(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%(1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) Does not include 11,413 shares of Class B Stock owned by IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account because such shares are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Exchange Act and are not subject to the reporting requirements of Rule 13d-1(a).

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of December 31, 2019 and March 1, 2020, as set forth in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019. The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 4 of 13 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (2)(3)
14		TYPE OF REPORTING PERSON IN

_________________

(1) Includes 487 shares of Class A Common Stock held by IRA FBO Vincent J. Dowling Roth Conversion Account over which the reporting person has shared voting and dispositive control.

(2) The reporting person owns less than 1% of the outstanding Class A Stock.

(3) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of December 31, 2019 and March 1, 2020, as set forth in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019. The reporting person owns less than 1% of the outstanding Class B Stock

SCHEDULE 13D

CUSIP No. 74368L104	Page 5 of 13 pages

1		NAME OF REPORTING PERSON IRA FBO Vincent J. Dowling Roth Conversion Account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person owns less than 1% of the outstanding Class A Stock.

(2) The percentage is based on 2,603,350 shares of the Issuer’s Class A Stock outstanding as of December 31, 2019 and March 1, 2020, as set forth in the Issuer’s Form 10-K for the fiscal year ended December 31, 2019. The reporting person owns less than 1% of the outstanding Class B Stock

SCHEDULE 13D

CUSIP No. 74368L104	Page 6 of 13 pages

1		NAME OF REPORTING PERSON Dowling Capital Partners V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Dowling Capital Partners V, LLC only beneficially owns 37,512 shares of Class B Stock which are not required to be reported because such shares are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act and are not subject to the reporting requirements of Rule 13d-1(a).

(2) The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 7 of 13 pages

1		NAME OF REPORTING PERSON Vincent J. Dowling, Jr. Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Vincent J. Dowling, Jr. Family Trust only beneficially owns 25,977 shares of Class B Stock which are not required to be reported because such shares are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act and are not subject to the reporting requirements of Rule 13d-1(a).

(2) The reporting person owns less than 1% of the outstanding Class B Stock.

SCHEDULE 13D

CUSIP No. 74368L104	Page 8 of 13 pages

1		NAME OF REPORTING PERSON Dowling & Partners Securities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)(2)
14		TYPE OF REPORTING PERSON OO

_________________

(1) The reporting person does not beneficially own any Class A Stock which is required to be reported under Rule 13d-1 of the Exchange Act. Dowling & Partners Securities, LLC only beneficially owns 6,120 shares of Class B Stock which are not required to be reported because such shares are non-voting securities which do not constitute “equity securities” under Rule 13d-1(i) promulgated under the Securities Exchange Act and are not subject to the reporting requirements of Rule 13d-1(a).

(2) The reporting person owns less than 1% of the outstanding Class B Stock.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D originally filed on March 23, 2020 (“Original Schedule 13D”) is made pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by each of the Reporting Persons (as defined below) to disclose a change to the disclosures previously made under Item 4 with respect to such Reporting Persons’ plans or proposals relating to the acquisition Class B common stock, no par value (“Class B Common Stock”), of Protective Insurance Corporation, an Indiana corporation (the “Issuer”). In addition, the Reporting Persons’ are reporting the acquisition of additional shares of Class A common stock, no par value per share (the “Class A Common Stock”), of the Issuer.

Item 1. Security and Issuer

This statement relates to shares of Class A Common Stock, no par value per share, of Protective Insurance Corporation, an Indiana corporation. The address of the principal executive offices of the Issuer is 111 Congressional Boulevard, Carmel, IN 46032.

Item 2. Identity and Background

(a)       This Amendment No. 1 is being filed by Vincent J. Dowling, Jr., IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account, Dowling Capital Partners V, LLC, Vincent J. Dowling, Jr. Family Trust, Dowling & Partners Securities, LLC, Vincent J. Dowling (“Senior”), IRA FBO Vincent J. Dowling Roth Conversion Account (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). Senior is Vincent J. Dowling, Jr.’s father. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange. Accordingly, the Reporting Persons are filing this Amendment No. 1 jointly and have entered into a Joint Filing Agreement, dated April 1, 2020, a copy of which is filed with this Amendment No. 1 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement, and any amendments hereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. However, this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act.

(b)       The principal business address of Vincent J. Dowling, Jr., IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account, Dowling Capital Partners V, LLC, Vincent J. Dowling, Jr. Family Trust, and Dowling & Partners Securities, LLC (collectively, the “Dowling Junior Entities”) is 190 Farmington Avenue, Farmington, Connecticut 06032. The principal business address of Senior and IRA FBO Vincent J. Dowling Roth Conversion Account (collectively, the “Dowling Senior Entities”) is 102 Island Creek Drive, Indian River Shores, FL 32963.

(c)       The principal business of each of the Reporting Persons is to make investments. Vincent J. Dowling, Jr. is the manager of Dowling Capital Partners V, LLC, the administrator and beneficial owner of the IRA FBO Vincent J. Dowling Jr. Roth Conversion Account, and the manager of Dowling & Partners Securities, LLC. Senior is the trustee of the Vincent J. Dowling, Jr. Family Trust and the administrator and beneficial owner of the IRA FBO Vincent J. Dowling Roth Conversion Account.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 9 of 13 pages

(f)       Vincent J. Dowling, Jr. is a natural person and citizen of the United States. The IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account is formed under applicable U.S. tax laws. Dowling Capital Partners V, LLC is a limited liability company formed in the State of Delaware. Vincent J. Dowling, Jr. Family Trust is a trust organized under the laws of the United States. Dowling & Partners Securities, LLC is a limited liability company formed in the State of Connecticut. Senior is a natural person and citizen of the United States. The IRA FBO Vincent J. Dowling Roth Conversion Account is formed under applicable U.S. tax laws.

Item 3. Source and Amount of Funds or other Considerations.

The aggregate purchase price for the shares of Class A Common Stock acquired by Vincent J. Dowling Jr. and covered by this Amendment No. 1 was $64,243.39, which was funded by Vincent J. Dowling, Jr. from his personal funds. The aggregate purchase price for the shares of Class A Common Stock acquired by Senior and covered by this Amendment No. 1 was $5,893.00, which was funded by Senior from his personal funds.

Item 4. Purpose of Transaction

Except as otherwise provided in this Amendment No. 1 and in the Original Schedule 13D, the Reporting Persons had no plans or proposals that related to or would have resulted in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or the management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. As of the date of this Amendment No. 1, each of the Reporting Persons are continually analyzing and evaluating, as part of each of the Reporting Persons’ ordinary business practices, their investment in the Issuer with the view to the right to change their intentions with respect to any of the foregoing to the extent deemed advisable in light of his general investment policies or other factors.

On or about March 18, 2020, the Dowling Junior Entities decided to explore the possibility of independently acquiring additional shares of Class A Common Stock through private purchases or on open market transaction (“Share Acquisition”), including the potential purchase from certain individuals holding a significant percentage of the outstanding Class A Common Stock. This proposed Share Acquisition is in the preliminary and exploratory stage and there are no current contracts, arrangements, or understandings with respect thereto. As of the date of this Amendment No. 1, the Dowling Senior Entities have decided to explore the possibility of independently acquiring additional shares of Class A Common Stock through private purchases or on open market transaction. In addition, each of the Reporting Persons have acquired and may explore the possibility of acquiring additional shares of Class B Common Stock through private purchases or in open market transactions. In this respect, on March 26, 2020, the Reporting Persons acquired an aggregate of 20,000 shares of Class B Common Stock. However, depending on market conditions and other factors that each of the Reporting Persons may deem material to their decision, there can be no assurance that any of the Reporting Persons will engage in such acquisitions.

Page 10 of 13 pages

Each of the Reporting Persons will continue to continually analyze and evaluate their investment in the Issuer and reserve the right to change their plans and intentions at any time with respect to any of the foregoing. In particular, each of the Reporting Persons (and their affiliates) reserve the right, in each case subject to any applicable law to (i) sell or transfer the securities beneficially owned by each of the Reporting Persons from time to time in public or private transactions, or (ii) participate in or influence the management of Issuer. Although there is no contract, arrangement, understanding, or relationship between the Dowling Junior Entities and the Dowling Senior Entities relating to the voting or disposition of the reported securities, the Dowling Junior Entities and the Dowling Senior Entities may from time to time coordinate their purchase or disposition of the Class A Common Stock and/or the Class B Common Stock. However, each Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Class A Common Stock other than the Class A Common Stock owned of record by such Reporting Person or in which such Reporting Person does not have a pecuniary interest.

Item 5. Interest in Securities of Issuer

(a)       The Reporting Persons own, in the aggregate, 149,891 shares of Class A Common Stock, representing approximately 5.76% of the shares of Class A Common Stock which were outstanding on December 31, 2019 and March 1, 2020 (as represented by the Issuer in its Form 10-K for the fiscal year ended December 31, 2019). Vincent J. Dowling, Jr. is the beneficial owner of 149,404 shares of Class A Common Stock, representing approximately 5.73% of the shares of Class A Common Stock which were outstanding on December 31, 2019 and March 1, 2020 (as represented by the Issuer in its Form 10-K for the fiscal year ended December 31, 2019). Mr. Dowling is the beneficial owner of 123,310 shares of Class A Common Stock, representing approximately 4.64% of the shares of Class A Common Stock which were outstanding on December 31, 2019 and March 1, 2020 (as represented by the Issuer in its Form 10-K for the fiscal year ended December 31, 2019). Mr. Dowling also is the controlling person of the IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account which is the holder of record of 26,094 shares of Class A Common Stock, representing approximately 1.00% of the shares of Class A Common Stock which were outstanding on December 31, 2019 and March 1, 2020 (as represented by the Issuer in its Form 10-K for the fiscal year ended December 31, 2019).

Senior is the controlling person of the IRA FBO Vincent J. Dowling Roth Conversion Account which is the holder of record of 487 shares of Class A Common Stock, representing less than 1.00% of the shares of Class A Common Stock which were outstanding on December 31, 2019 and March 1, 2020 (as represented by the Issuer in its Form 10-K for the fiscal year ended December 31, 2019).

(b)       Vincent J. Dowling, Jr. has the sole voting and dispositive power over 123,310 shares of Class A Common Stock beneficially owned by him. Vincent J. Dowling, Jr. and IRA FBO Vincent J. Dowling, Jr. Roth Conversion Account have the shared voting and dispositive power over 26,094 shares of Class A Common Stock held by such Reporting Persons. Senior and IRA FBO Vincent J. Dowling Roth Conversion Account have the shared voting and dispositive power over 487 shares of Class A Common Stock held by such Reporting Persons.

(c)        Except as set forth below, there have been no transactions in the Class A Common Stock by the Reporting Persons during the past sixty days. During the past sixty days, the following Reporting Persons effected the following purchases of Class A Common Stock in open market transactions:

Purchaser	Purchase Date	Amount of Shares	Price
Vincent J. Dowling, Jr.	3/31/2020	2,451	$13.8733
Vincent J. Dowling, Jr.	3/30/2020	1,013	$13.7581
Vincent J. Dowling, Jr.	3/27/2020	192	$13.5000
Vincent J. Dowling, Jr.	3/23/2020	1,201	$11.4163
IRA FBO Vincent J. Dowling Roth Conversion Account (Senior’s IRA)	3/16/2020	290	$12.0000
IRA FBO Vincent J. Dowling Roth Conversion Account (Senior’s IRA)	3/13/2020	196	$12.2500
IRA FBO Vincent J. Dowling Roth Conversion Account (Senior’s IRA)	3/12/2020	1	$12.0000

Page 11 of 13 pages

(d)       Except as described herein, no other person is known by any Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Joint Filing Agreement, dated April 1, 2020, attached to this Amendment No. 1 as Exhibit 99.1 and except as otherwise described herein, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement between the Reporting Persons, dated April 1, 2020.

[Signature on Next Page]

Page 12 of 13 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 1, 2020		/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.

IRA FBO Vincent J. Dowling, Jr. Roth Conversion
Account

Dated:	April 1, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr.
Administrator and Beneficial Owner

Dated:	April 1, 2020		/s/ Vincent J. Dowling
Vincent J. Dowling

IRA FBO Vincent J. Dowling Roth Conversion Account

Dated:	April 1, 2020	By:	/s/ Vincent J. Dowling
Vincent J. Dowling
Administrator and Beneficial Owner

Dowling Capital Partners V, LLC

Dated:	April 1, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Manager

Vincent J. Dowling, Jr. Family Trust

Dated:	April 1, 2020	By:	/s/ Vincent J. Dowling
Vincent J. Dowling, Trustee

Dowling & Partners Securities, LLC

Dated:	April 1, 2020	By:	/s/ Vincent J. Dowling, Jr.
Vincent J. Dowling, Jr., Manager

 Page 13 of 13 pages